[SRZ Letterhead]

May 13, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:           Advantage Advisers Xanthus Fund, L.L.C., File No. 811-09205

Ladies and Gentlemen:

On behalf of Advantage Advisers Xanthus Fund, L.L.C. (the "Fund"), filed herewith pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, is the preliminary proxy statement for the special meeting (the "Meeting") of the members of the Fund ("Members") to be held on June 30, 2011.  At the Meeting, Members will be asked to vote on the following proposals: (i) proposal to approve a new Investment Advisory Agreement between the Fund and Advantage Advisers Multi-Manager, L.L.C.; (ii) proposal to approve a sub-advisory agreement pursuant to which Alkeon Capital Management, LLC will provide portfolio management services to the Fund; and (iii) in their discretion on such other matters as may properly come before the Meeting.

Please call the undersigned at (212) 756-2192 with any questions or comments you may have or for any further information.

Very truly yours,

/s/ Karen L. Spiegel
Karen L. Spiegel

Enclosure